Focus Announces Positive Prefeasibility Study for Bayovar12 Phosphate Project, Peru

January 5, 2016; Vancouver, Canada:  Focus Ventures Ltd. (TSXV:FCV, “Focus” or the “Company”) is pleased to announce the results of an Independent NI 43-101 Prefeasibility Study (the “Study”) on its Bayovar 12 Phosphate Project (the “Project”), located in the Sechura desert of northern Peru.

The Study was prepared by M3 Engineering and Golders Associates. The report will be filed on SEDAR within 45 days. Focus is the majority owner in the Project through its 70% ownership of Juan Paolo Quay S.A.C., - title holder of the Bayovar 12 mining concession. All numbers reported, unless otherwise stated, are in $US dollars (where applicable, an exchange rate of 3.0 Peruvian Soles to 1 $US was used).

Key Results of the Study

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Production of 18.5 Mt of Reactive Phosphate Rock (“RPR”) concentrate from 52.3 Mt of ore over a 20 year mine life

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Two RPR product lines producing +24% and +28% P2O5 concentrate by a simple, proven beneficiation process

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Post-Tax Internal Rate of Return (“IRR”) of 17.2% and Net Present Value (“NPV”) of $252.9 million at a 7.5% Discount Rate

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After-tax cash flow of $847 million over the mine life

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Payback of 6.6 years

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Proven and Probable open-pittable Reserves of 54.7 Mt of ROM (“Run-of-Mine”) ore (dry basis)

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Substantial mineral resources remain in inventory to extend mine life

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Initial capital costs of $127 million including pre-production stripping, process plant, tailings storage, water pipeline and powerline, owner’s costs and contingency

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Several opportunities identified to improve project economics via optimization studies including review of mine schedule, infrastructure requirements and extension of mine life

“Completion of the Study within 21 months of collaring our first drill hole is a big accomplishment,” commented David Cass, President of Focus Ventures. “Located near tidewater and in an established phosphate mining district, the Study offers a base case for the open pit development and processing of the Project’s large-scale and near-surface RPR reserves and resources. Although meeting our year-end deadline date for the Study completion was a challenge, this is a solid first step and demonstrates the Project’s viability and potential to generate robust returns, with sufficient mineral resources to potentially support a mine life well beyond 20 years of operation.”

“We now intend to advance the Project to Feasibility Study with particular emphasis on optimization of the mine plan and equipment selection, earlier achievement of nameplate capacity in the process plant, pilot plant testing and definitive marketing studies,” Mr. Cass concluded and adding: “Bayovar 12 sits on the doorstep of a large and rapidly growing market for natural plant-ready rock fertilizer. Our goal is to make Bayovar 12 the long-term supplier of choice for those markets.”

Study Description

The Bayovar 12 Concession is located in the Province of Sechura, Department of Piura in northwestern Peru. The property is approximately 15 km northeast of the operating Miski Mayo Phosphate Mine owned by the Vale-Mitsui-Mosaic consortium, and directly east of the Fosfatos del Pacifico (FOSPAC) project. The concession is connected by sealed road to tidewater and port loading facilities 43 km to the west.

The open pit mine plan targets production of RPR concentrate for use as direct application phosphate fertilizer, a natural product that can be applied directly to the soil without the need for conventional acid pre-treatment of the rock or the addition of chemicals. Research has demonstrated that Sechura RPR, due to its high reactivity, can outperform more expensive and non-organic manufactured fertilizers especially when used in tropical soil and climatic environments, conditions that are prevalent over most of South and Central America.

Production will be from 13 horizontal phosphorite beds hosted in free-digging diatomite that are laterally continuous for many kilometers, with the same sequence of beds currently being mined at the Miski Mayo operation. At full capacity the Bayovar 12 Mine will produce 1.0 Million tonnes per year (Mtpy) over the life of mine of 20 years for a total of approximately 18.5 million tonnes of dry fertilizer product.

Mineral Resources & Reserves

The Bayovar 12 concession comprises an area of 125 km2 of which phosphate has been continuously delineated over 34 km2, approximately 30% of the Concession area, with mineralization remaining open. Resources outside of the designed pit were not considered in the Reserves estimation. The reader is cautioned that only Reserves have undergone analysis to demonstrate economic viability. There is no guarantee that Resources outside of the current Reserves will become economically viable.

Resources*	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Measured	17.7	13.16
Indicated	209.5	13.04
Inferred	102.2	13.11

Reserves**	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Proven	14.2	12.99
Probable	40.5	12.99
Total Reserves	54.7	12.99

* No minimum thickness, grade cut-off or other mining parameters applied. Phosphorite bed specific wet and dry relative densities used for tonnage calculations. Resource tonnes reported include tonnes converted to Reserves. ** The Study assumes RPR prices of US$145/tonne and US$185/tonne (dry) for 24% and 28% P2O5 respectively.

Mine Design

The Bayovar 12 phosphorite deposit consists of 13 flat-lying phosphate beds. The mine plan will extract 52.3 Mt of ore and remove 445 Mt of overburden and interburden waste over the 20 year mine life, for an overall strip ratio of 8.5 : 1. Overburden will be stripped by a contractor and removed with 12.2 m3 front-end loaders, or other similar excavators, matched with 90-tonne capacity haul trucks.

The mine plan takes into account anticipated dilution of 7.5 cm on both the roof and floor of individual phosphate beds where the beds are greater than the minimum mineable thickness of 30 cm. These assumed dilution and mining loss factors are based on extracting the phosphorite with GPS-controlled surface miners. The mine plan maximizes the number of available production faces for the various beds throughout the mine life in order to accommodate blended plant feed requirements. Production equipment is included in the plan to source ore from multiple beds and maintain the blend and feed tonnage to the plant.

Beneficiation

Two process plant lines, Line 1 and Line 2, will beneficiate the Bayovar 12 ore. Each Line is capable of producing 1,370 tonnes of RPR concentrate per day at 85% plant availability. Line 1 will produce approximately 300,000 tpy in Year 1 of concentrate with a grade of +24% P2O5, ramping up to 400,000 tpy in Year 3 and 500,000 tpy from Year 4 onwards.  Line 2 commences production of concentrate in Year 3 with a grade of +28% P2O5 at 500,000 tpy and continues at this rate for the Life of Mine.

A simple beneficiation process, similar to that used in adjacent operations, has been developed by Jacobs Engineering consisting of desliming and dewatering using drum and attrition scrubbing, size classification, hydraulic classification, filtering, and finally drying to 4% moisture. The two process plant lines are essentially identical. The higher grade 28% P2O5 Line 2 product is achieved by coarsening the tertiary desliming cut-point to reject lower-grade near-size material.

Infrastructure

It is proposed to haul concentrate 43 kilometers to tidewater and port facilities using contractor-owned, 35-tonne end-dumping trailers. Infrastructure requirements include: site access, power transmission line, a seawater pipeline for process water supply, ancillary building facilities, a reverse osmosis water treatment plant for potable water, fire protection and sanitary septic facilities, site communications, and the Tailings Storage Facility (“TSF”).

Capital Costs

Initial capital cost estimates includes the construction of a phosphate process plant capable of producing 500 ktpy of RPR concentrate (dry basis) from a single process line at full production. Capital requirements associated with ore production include purchasing mobile mine equipment for stripping interburden material and to mine phosphorite beds. Contractor overburden waste stripping is also capitalized in the preproduction period, as are the construction of berms and lifts for the TSF. The initial capital requirement is estimated at $127 million including owner’s costs and is summarized below.  Plant and TSF costs include contingencies of 20% and 25% respectively.

Area	Detail	Initial CAPEX ($000s)
Capex	Mine	28,724
	Processing Plant	81,683
	TSF	14,405
Owner's Costs		2,508
Total CAPEX		127,320

Operating Costs

The Life-of-Mine operating costs were developed for mining, processing and G&A costs. Operating costs include labor, equipment operation, power, fuel, reagent, and consumable consumption, maintenance and repairs, and outside services.

Item	Unit Cost ($ per Product Tonne)	LOM Cost ($000s)
Owner Mining	$32.23	$596,292
Contract Mining	$20.29	$375,456
Process Plant	$10.49	$193,110
G&A	$2.58	$47,771
Transportation	$10.09	$186,675
Total Cost	$75.68	$1,400,184

Economic Analysis

A summary of the financial model is tabulated below;

Item	$ (millions)
Life of Mine Revenue	3,042
Total Pre-Production Capital	127.3
Total Sustaining Capital	230.3
Cumulative Royalties	136.9
Cumulative Income Taxes	303
Pre-Tax Cumulative Cash flow	1,150
After-Tax Cumulative Cash flow	847

The NPV calculation includes Years 1 through 20 and adds the pre-production capital in Years 1 and 2. The economic analysis indicates that the Project has an after-tax IRR of 17.2% with a payback period of 6.6 years and an NPV at 7.5% of $252.9 million.

Sensitivity Analysis

The graph below compares the base case NPV when the RPR price, initial capital and operating costs are varied. The project is most sensitive to variation in prices, operating costs and initial capital costs, in that order respectively.

Summary

The Study has demonstrated that the Bayovar 12 Phosphate Project is technically and economically viable under certain assumptions and parameters and has the potential to generate robust economic returns. Continued work is warranted to advance the project to Feasibility Study with opportunities for improvement recognized in several areas including resource/reserves, infrastructure capex and mine opex. Initial studies will include a review of the stage development of the open pit, including reduction of waste stockpiles outside of the pit and by using in-pit backfill opportunities earlier in the mine life, given the project economics are sensitive to waste haulage distances. On the product marketing side, onsite blending of RPR concentrates with selected nutrient additives to make custom DAPR fertilizers will be reviewed. The Company believes that blending can add substantial value to the products from Bayovar 12.

Qualified Person

The information presented in this press release was reviewed by David Cass, Focus’s President, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101. The information presented is regarded as a representative and accurate summary of the information presented.

About Focus

Focus is developing the Bayovar 12 phosphate deposit located 40 km from the coast in the Sechura District of northern Peru.  Bayovar 12 hosts a large resource of highly-reactive sedimentary phosphate rock - a key raw material input for fertilizers and vital to world food production.  Reactive phosphate rock from Sechura is a natural, slow-release source of phosphorus that can be applied directly to crops.  Focus aims to supply direct application phosphate rock to the nearby agricultural regions of South and Central America, the fastest growing fertilizer market in the world.

For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

Ralph Rushton, Director

Symbol: TSXV-FCV

Shares Issued: 116.6-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s Bayovar 12 project including details from the prefeasibility study prepared on the project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors relate to, among other things, information contained in the prefeasibility study prepared for the Bayovar 12 project; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals for the Bayovar 12 project will be achieved; that a feasibility study will be completed for the project; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.